EXHIBIT 99.1

Acasti Announces Closing of CAD$2.15 Million Private Placement

LAVAL, Quebec, Feb. 7, 2014 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announced today the closing of a private placement of CAD$2,150,000 of units of Acasti ("Units") at a price of CAD$1.33 per Unit, each Unit consisting of one (1) Class A share ("Common Share") and one (1) Common Share purchase warrant ("Warrant") of Acasti (the "Private Placement"). Each Warrant will entitle the holder to purchase one Common Share ("Warrant Share") at an exercise price of CAD$1.60 per Warrant Share, subject to adjustment, at any time until 5:00 p.m. (Montreal time) on December 3, 2018.

The Units were all issued to The Fiera Capital QSSP II Investment Fund Inc. (the "Fund") under the Quebec Stock Savings Plan II (the "QSSP II"), and could not be qualified under the QSSP II and subscribed for by the Fund under Acasti's public offering completed on December 3, 2013 (the "Public Offering"), due to particular requirements of the QSSP II. Except for the qualification of the shares issued to the Fund under the QSSP II, the terms of the Units issued under the Private Placement are substantially the same as those of the units issued as part of the Public Offering.

"Fiera Capital had previously manifested its interest in participating in the Public Offering deal, but was not able to subscribe for units due to QSSP II eligibility requirements," stated Xavier Harland, Chief Financial Officer at Acasti. "We are pleased to complete this financing with Fiera Capital, bringing our total gross equity raised proceeds, including those from the Public Offering, to approximately US$25M," he added.

The securities issued under the Private Placement are subject to a 4 month hold period and the Private Placement remains subject to final approval of the TSX Venture Exchange. An agent's commission of 2.5% of the gross proceeds of the Private Placement was paid to Euro Pacific Canada Inc. Acasti intends to allocate the proceeds from the Private Placement for general corporate and working capital purposes.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         www.acastipharma.com